Exhibit 99.1

Cenovus sells Marten Hills royalty interest for more than $100 million

Calgary, Alberta (May 18, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has sold its gross overriding royalty (GORR) in the Marten Hills area of Alberta to Topaz Energy Corp. for gross cash proceeds of $102 million. The sale successfully closed today with a May 1, 2021 effective date. Cenovus will use the sale proceeds to reduce net debt, consistent with its commitment to use non-core asset sales to accelerate deleveraging to achieve the company’s interim net debt target of $10 billion.

“This transaction demonstrates our ability to strategically identify opportunities in our portfolio to accelerate the deleveraging process,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “This is the first transaction of our broader initiative and we will continue to explore all options to create value for Cenovus shareholders and position our balance sheet for increasing shareholder returns.”

Cenovus retained the GORR as part of the sale of its Marten Hills oil assets to Headwater Exploration Inc. in December 2020 which also included cash, common shares and purchase warrants of Headwater. With the transaction announced today, Cenovus has generated incremental value on the Marten Hills assets and continues to participate in the upside development potential through its 50 million shares and 15 million purchase warrants in Headwater. Cenovus remains supportive of Headwater’s early success at Marten Hills.

ADVISORY

Basis of Presentation

All financial figures and information have been prepared in Canadian dollars (which includes references to "dollars" and "$"), except where another currency has been indicated, and in accordance with International Financial Reporting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board. Production volumes are presented on a before royalties basis.

Note Regarding Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

This forward-looking information is identified by words such as “achieve”, “commitment”, “continue”, “position” and “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the use of sale proceeds to reduce debt and achieve the interim net debt target of $10 billion; creating value for shareholders; positioning our balance sheet to increase shareholder returns; and Cenovus participating in the upside development potential through its equity interest in Headwater.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus's actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus's Annual MD&A or Form 40-F for the year ended December 31, 2020 and in the updates in the “Risk Management and Risk Factors” section of Cenovus’s MD&A for the period ended March 31, 2021.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Investor Relations general line 403-766-7711	Media Relations Media Relations general line 403-766-7751

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